 STATES
:HANGE COMMISSION
1, DC 20549

10027976

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 50796

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                     MM/DD/YY   **MM/DD/YY**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    PARETO SECURITIES, INC.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    150 EAST 52ND STREET, 29TH FLOOR
                             (No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    MS. ANTONELLA SPAVENTA   (212) 829-4200
                                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

~~SEC Mail Processing~~ Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

MAR 0 1 2010

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                    (Name - *if individual state last, first, middle name*)

Washington, DC

5 West 37th Street, 4th Floor	NEW YORK	NY 110	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ANTONELLA SPAVENTA_____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____PARETO SECURITIES, INC._____ , as of

_____DECEMBER 31, 2009_____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO & CCO
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/_2010_

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows..
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

PARETO SECURITIES, INC
(F/K/A NORDIC PARTNERS, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Pareto Securities, Inc. (F/K/A Nordic Partners, Inc.)

We have audited the accompanying statement of financial condition of Pareto Securities, Inc. (F/K/A Nordic Partners, Inc.) (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pareto Securities, Inc. (F/K/A Nordic Partners, Inc.)., as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 19, 2010


PARETO SECURITIES, INC.
(F/K/A NORDIC PARTNERS, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009


A S S E T S

Cash and cash equivalents	$ 2,377,482
Fail to deliver	173,400
Accounts receivable – customer	60,440
Due from brokers	242,779
Commissions receivable	8,900
Receivable from affiliates	1,143,877
Furniture, equipment and improvements, (net of accumulated depreciation and amortization of $581,669)	791,034
Deferred taxes	1,078,256
Security deposits	948,283
Other assets	144,976
TOTAL ASSETS	$ 6,969,427

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Fail to receive	$ 60,440
Accounts payable- customer	173,400
Accounts payable and other liabilities	1,246,102
TOTAL LIABILITIES	1,479,942
Liabilities subordinated to claims of general creditors	3,918,000
Stockholder's equity:	
Common stock, par value $1 per share; 500,000 shares authorized; 360,000 shares issued and outstanding	360,000
Additional paid in capital	2,044,054
Accumulated deficit	(832,569)
TOTAL STOCKHOLDER'S EQUITY	1,571,485
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,969,427


The accompanying notes are an integral part of these financial statement.


NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Pareto Securities, Inc. (F/K/A Nordic Partners, Inc.) (the "Company") was incorporated in October 1997 and registered with the Financial Industry Regulatory Authority, Inc. (the "FINRA") in November 1998. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC"). Certain of the Company's activities involve the introduction of transactions on a fully-disclosed basis with a clearing broker on behalf of customers.

The Company has agreements with broker-dealers (the "clearing brokers") to clear transactions, carry customers' account on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the k(2)(ii) exemptive provisions of SEC Rule 15c3-3.

On June 12, 2009 Pareto Securities ASA (the "Stockholder") acquired all the shares of common stock in Nordic Partners, Inc. and changed the Company's name to Pareto Securites, Inc.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on the trade date basis.

Fee income

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting.

Furniture, equipment and improvements

Furniture, equipment and improvements is stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of three to fifteen years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

Cash and cash equivalents

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Income taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period in deferred tax assets and liabilities.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation Techniques - Equity Securities

The Company values investments in equity securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company's policy is to value equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, at their last reported "bid" price if held long, and last reported "ask" price if sold short. The Company's policy is to value equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, within their last reported "bid-ask" range.

NOTE 2   RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Stockholder and former stockholders in the normal course of business. Included in the financial statements are the following transactions with the Stockholder and the former stockholders as of and for the year ended December 31, 2009:

Subordinated loans (Note 4)	$ 3,918,000
Commissions	5,995,207
Clearing and settlement fees	1,693,204
Interest expense	195,900

The Company bears foreign currency risk on fee income derived from the Stockholder and the former stockholders. Gains or losses resulting from foreign currency transactions are included in operations.

NOTE 3   401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan"), with a 100% employer match, covering all eligible employees, as defined. The Company's contribution to the Plan amounted to $53,390 for the year ended December 31, 2009.

NOTE 4   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2009, the Company has subordinated loans with its Stockholder as follows:

Amount	Interest Rate	Date of Subordination Agreement	Date Due
$ 850,000	5%	November 24, 1998	December 31, 2013
850,000	5%	November 24, 1998	December 31, 2013
850,000	5%	December 31, 1998	December 31, 2013
800,000	5%	April 9, 2003	December 31, 2012
568,000	5%	October 26, 2004	December 31, 2013

$ 3,918,000

NOTE 4   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
(continued)

Borrowings under the loans became subject to subordination agreements (as stated above) that were approved by the FINRA and, as a result, are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 5). Accordingly, the loans may be repaid only if, after giving effect to such repayments, the Company continues to meet such net capital requirement.

NOTE 5   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 5% of aggregate debit items arising from customer transactions. At December 31, 2009, the Company has net capital of $1,374,159, which was $1,124,159 in excess of its required net capital of $250,000.

NOTE 6   LEASE COMMITMENTS

The Company leases office space in two different locations in New York City. The Company is leasing premises at 488 Madison Avenue under an operating lease agreement that expires in September 2011. A second operating lease for office facilities at 150 East 52nd Street was entered into on October 28, 2008 and expires on April 30, 2019. The first month of rent under this lease has been abated and will be amortized over the life of the lease. The following is a summary of minimum future rental payments under these leases:

Year Ending December 31,	Amount
2010	$ 761,653
2011	723,211
2012	597,816
2013	597,816
2014	625,493
Thereafter	2,770,434
Total	$ 6,076,423

The leases are subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. The Company's office space at 488 Madison Avenue has been sub-leased through the remainder of the original lease term and is expected to produce sub-lease rental income of $302,673 for the period from May 28, 2009 to September 30, 2011. Rent expense of $557,996 under the operating leases was reduced by sub-let income and occupancy reimbursement from the parent company, resulting in net rent expense of $82,091 for the year ended December 31, 2009.

NOTE 7   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
         CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution, clearance and settlement of various transactions with its clearing brokers (the principal clearing broker is the stockholder). These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company is exposed to risk of loss on these securities transactions in the event the counter-party fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counter-party's obligations. All transactions that were carried out before December 31, 2009 pending settlement subsequently settled at transacted amounts.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.